Exhibit 99.2

August 12, 2020 File No.: 298583.00039/19903	Neil Wiener Direct +1 514 397-7483 nwiener@fasken.com

VIA SEDAR

AUTORITÉ DES MARCHÉS FINANCIERS

ALBERTA SECURITIES COMMISSION

BRITISH COLUMBIA SECURITIES COMMISSION

MANITOBA SECURITIES COMMISSION

NOVA SCOTIA SECURITIES COMMISSION

NEW BRUNSWICK FINANCIAL AND CONSUMER SERVICES COMMISSION

ONTARIO SECURITIES COMMISSION

FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN

OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNDLAND AND LABRADOR

OFFICE OF THE SUPERINTENDENT OF SECURITIES, PRINCE EDWARD ISLAND

(collectively, the “Securities Regulators”)

Dear Sirs/Mesdames:

Re:	TFI International Inc.

Prospectus Supplement dated August 12, 2020 to the Amended and Restated Short Form Base Shelf Prospectus dated August 11, 2020

We refer to the prospectus supplement dated August 12, 2020 to the Amended and Restated Short Form Base Shelf Prospectus dated August 11, 2020 of TFI International Inc. in relation to the offering of common shares (the “Prospectus Supplement”).

We hereby consent to the reference to our firm name on the face page of the Prospectus Supplement and under the heading “Legal Matters” in the Prospectus Supplement. We also hereby consent to the reference to our firm name and to the use of our opinions under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is delivered to the addressees pursuant to the requirements of Section 4.2(a)(vii) of National Instrument 44-101.

Yours truly,

“FASKEN MARTINEAU DuMOULIN LLP”

2